[MILLER & MARTIN PLLC LETTERHEAD]
November 7, 2008
Via Federal Express
Ms. Allicia Lam
U. S. Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Trident Bancshares, Inc.
Registration Statement on Form S-1
Filed: September 3, 2008
File No. 333-153313
Dear Ms. Lamm:
     Enclosed please find three marked copies of the captioned issuer’s first amendment to its Form S-1 (marked to highlight changes to the original filing). In addition to the edits made in response to your September 24, 2008 letter we have also made various other edits designed to reflect current developments, including the withdrawal of eight organizers who were previously disclosed in the original filing.
     With respect to your September 24, 2008 letter, we have made the following revisions. For your convenience, we have restated your comment with the answer following the comment.
Form S-1
General
1.	It appears that some of the warrants you have registered are immediately exercisable. Please register the underlying securities for these warrants or explain the basis for your determination that such registration is not required. Additionally, if you choose to register the underlying securities, please revise your disclosure to include the information required under Item 202(c) of Regulation S-K

Answer:	While it is true that some of the warrants are immediately exercisable, the company does not anticipate that the warrants will be exercised in the foreseeable future (the company notes that these warrants have 10-year terms). Because the company does not intend to keep this registration statement effective during the life of these warrants through required updates and amendments, it chose not to register the underlying shares. The company has clarified in the prospectus that the exercise of these warrants is conditioned upon an effective registration statement (and current prospectus) or the availability of an applicable exemption.

2.	We note that the company may utilize the services of brokers or dealers. Prior to the effectiveness of the registration statement, please arrange to have FINRA call us or provide us with a letter indicating that FINRA has cleared the filing. Please also advise us of any changes with regard to whether you will use brokers or dealers to facilitate this offering.

Answer:	We have removed the language under “Plan of Distribution” that refers to the possible use of brokers or dealers. The company does not anticipate using brokers or dealers in this offering. If, after the effective date of the registration statement, the company determines to use brokers or dealers, it will file a post-effective amendment pursuant to the undertaking set forth in Item 512(a)(1)(iii) and included in Part II to the Form S-1.
Prospectus Cover Page
3.	Revise to discuss all the requirements to break escrow.

Answer:	The reference to the “other conditions” on the cover page has been removed and replaced with the specific requirements needed to break escrow.
Prospectus Summary
4.	Please revise the preamble to state that it provides an overview of the most material aspects of the offering and remove the first sentence.

Answer:	We have revised the preamble as requested.
5.	Noting the company’s focus on technology businesses with governmental receivables, please revise to discuss the experience and connections of your organizers in this segment. If your organizers have no such experience and connections, please include appropriate risk factor disclosure.

Answer:	We have revised the Summary to highlight the company’s organizers’ experience and connections in all three of the segments identified, including technology business with governmental receivables.
6.	Please revise the Terms of the Offering subsection to clarify, if true, that you must receive subscriptions for at least 2,000,000 shares of the common and preferred stock, by any combination, in order to break escrow.

Answer:	We have made the requested disclosure and also set forth the other requirements that must be met to break escrow.
7.	Revise the Summary to discuss the impact upon the investment by subscribers in the event of liquidation after you have broken escrow, including the payment of expenses.

Answer:	We have added text at the end of the first paragraph under the subheading “-Terms of the Offering” to address this possibility and its impact.

8.	The purpose of the risk factors section is to discuss the most significant factors that make investment in the company speculative or risky. It is not intended to be a place for the company to offer assurances or to state its inability to offer assurances. However, you make several references to the company’s inability to offer assurances. For example, you state that you can give no assurance that the bank will ever operate profitably. Instead of stating the company’s inability to offer assurances, please revise the disclosure to merely state the material risks posed by the uncertainties addressed.

Answer:	We have generally revised the Risk Factors section to eliminate references to the company’s inability to offer assurances and replaced these references with a statement concerning the material risks.
9.	Please include separate risk factor disclosure addressing the risks related to (i) the fact that the organizers, directors and executive officers are not bound to purchase any shares in the offering, (ii) the irrevocable nature of the subscription rights and (iii) the possibility that the subscriber warrants may have no value and may expire worthless.

Answer:	We have revised the Risk Factors section to include separate risk factor disclosure addressing the risks that you cite.
Proposed Business of Trident Bancshares
Other Services, page 23
10.	This section discloses that the bank will not engage in subprime or speculative lending. Please specify whether the bank will make Alt-A or other low-documentation type loans.

Answer:	We have added text to the referenced paragraph disclosing that the company has no plans to offer Alt-A or other low-documentation loans (in addition to subprime or speculative loans).
Facilities, page 25
11.	Revise your disclosure to clarify, if true, that Trident Bancshares does not have a contractual right to any piece of property for its headquarters/branch site. We note the disclosure on page F-10.

Answer:	We have disclosed that the bank does not have a purchase option under the lease. We have also disclosed the initial term of the lease and the fact that the bank has an option to extend the term for an additional five years beyond the initial term.
Management
Proposed Executive Officers and Directors, page 25
12.	It appears that some of your executive officers and directors have previously and continue to serve in management positions at other banking institutions. Please disclose whether any of these officers or directors are subject to any non-compete contracts that may affect their ability to perform their duties.

Answer:	We have added the requested disclosure, although none of the company’s executive officers or directors currently serve in management positions at other banking institutions. The new disclosure appears just before the bios on page 29 of the enclosed marked copies.
13.	We note on page 26 that Mr. Thomas intends to purchase 2,500 shares of common stock in the offering. Please disclose, if accurate, that Mr. Thomas has been exempted from the 5,000 share common stock minimum.

Answer:	We have added disclosure clarifying that the intent of the company’s board of directors is to make an exception for Mr. Thomas to the general rule that investors must invest at least $50,000 to receive common stock.
Executive Compensation, page 30
14.	Please confirm that no executives or directors were paid in the last completed fiscal year.

Answer:	We have added disclosure at the beginning of the first paragraph under “Executive Compensation-General” clarifying that no officers or directors were compensated prior to 2008.
Stock Option Plan, page 31
15.	You disclose that fair market value of your common stock in relation to the exercise price of the stock options will be determined in good faith by the board of directors. Please review your Risk Factors section to include this information and address the risks related to the board’s discretion in making such determinations.

Answer:	We have revised the risk factor entitled “The exercise of warrants and stock options...” at page 11 to include the requested information and address the risks. Although we did not disclose mitigating factors, we believe the risk that the board arbitrarily sets low exercise prices is somewhat offset by the risks presented to optionees by Section 409A of the Internal Revenue Code if the exercise price is below the fair value of the underlying stock on the date of grant.
Warrants for Organizers, page 33
16.	Please revise to clarify how you will determine the number of warrants that can be tied to the holder’s financial risk undertaken during the company’s organization phase.

Answer:	We have disclosed how we expect to make this determination as well as the fact that any such determination will be subject to regulatory approval.
Related Party Transactions

Advancement of Organizational Expenses, page 34
17.	Please revise your disclosure to include the nature and amount of any assets, services or other consideration received or to be received by the registrant from each organizer.

Answer:	We have disclosed that the company does not anticipate any such contributions other than the advancement of expenses and the service by the organizers as directors.
Undertakings, page II-4
18.	Please revise your undertaking to conform to the undertaking required by Item 512(a) of Regulation S-K.

Answer:	We have added the undertakings set forth in Item 512(a)(5) to this section. As revised, the only undertaking set forth in Item 512(a) that is not set forth in this section is the undertaking set forth in Item 512(a)(4), which deals with foreign private issuers and therefore is not applicable to this offering.
Exhibits
Exhibit 5.1
19.	Please revise the legality opinion to indicate that the warrants to be issued are legal, binding obligations of the registrant under the state contract law governing the warrant agreement.

Answer:	We have revised the legal opinion and re-filed it as Exhibit 5.1. The requested language is found under clause (ii) in the second paragraph of the opinion.
* * * * * * * * * * * * *

     Please feel free to call me at (404) 962-6442 if you have any questions regarding the amended Form S-1 or the responses contained in this letter. We look forward to working with you during the review process.

Sincerely, Miller & Martin PLLC
/s/ Michael P. Marshall, Jr.

MPM:eha
Enclosures
cc:     Pin Pin Chau